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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)



The Chicago Dock and Canal Trust
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

1673391
(CUSIP Number)

Fred Eychaner, c/o Newsweb Corporation, 1645 W. Fullerton Avenue, Chicago, IL 60614 (312) 975-0400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].

Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 1673391


1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Fred Eychaner     (S.S.# ###-##-####)

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]     (b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER
355,300

8 SHARED VOTING POWER
- -100-

9 SOLE DISPOSITIVE POWER
355,300

10 SHARED DISPOSITIVE POWER
- -100-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
355,400

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.14%

14 TYPE OF REPORTING PERSON*
IN


SCHEDULE 13D
CUSIP No. 1673391


1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Newsweb Corporation   (I.R.S.# 362728759)

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]  (b)  [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER
- -0-

8 SHARED VOTING POWER
- -100-

9 SOLE DISPOSITIVE POWER
- -0-

10 SHARED DISPOSITIVE POWER
- -100-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 .002%

14 TYPE OF REPORTING PERSON*
CO

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, no par value (the "Common Stock" or the "Shares") of The Chicago Dock and Canal Trust (the "Company") with its principal executive offices located at 455 East Illinois Street, Suite 565, Chicago, Illinois 60611.

Item 2. Identity and Background

This Schedule 13D is being filed by Fred Eychaner individually and on behalf of Newsweb Corporation. Eychaner's business address is c/o Newsweb Corporation, 1645 West Fullerton Avenue, Chicago, Illinois 60614. His principal occupation is President and Chief Executive Officer of Newsweb Corporation. Newsweb Corporation is located at 1645 W. Fullerton Avenue, Chicago, Illinois 60614. The principal business of Newsweb Corporation is to own and operate a television station and printing company. Eychaner has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Eychaner has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws. Eychaner is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Eychaner purchased the shares using personal funds. Newsweb purchased the shares using working capital.

Item 4. Purpose of Transaction

Eychaner acquired his Shares for the purpose of investment because he believes the Shares represented a favorable investment opportunity. He is evaluating and expects to continue evaluating the investment potential of the Shares. Depending on various factors including the results of such evaluation, the Company's business prospects and financial position, other developments concerning the Company, the price level of the Shares, available opportunities to acquire or dispose of Shares or realize trading profits, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and development relating to his business, Eychaner may in the future take such actions with respect to such holdings in the Company as he deems appropriate in light of circumstances existing from time to time and will continue to explore measures aimed at enhancing shareholder value. Such actions may include the purchase of additional Shares in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the Shares now owned or hereafter acquired.

Except as described below, Eychaner has no present plans or proposals which would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of
Schedule 13D. In the future, however, Eychaner reserves the right to adopt such plans or proposals subject to applicable regulatory requirements, if any.

Eychaner, on behalf of himself and Newsweb Corporation, recently attended a meeting in New York at which most of the Company's largest shareholders or their representatives were in attendance. During the general discussions at the meeting, there was concern voiced with respect to the performance of the Company and its stock, as well as the composition of the Board of Trustees.

In particular, concern was expressed, in light of the Company's performance, that the composition of the Board of Trustees presently does not appear to be representative of the Company's shareholder base. At the meeting, there was also discussion as to the potential benefits to the Company that might result from the addition of two or three qualified trustees that have a meaningful ownership stake in the future of the Company and/or bring real estate expertise to the deliberations of the Board.

In light of Eychaner's concurrence with the views expressed at the meeting, a letter was sent to the Company, which was also signed on behalf of certain of the other shareholders in attendance, to request that it and the other signatories be advised as to the Company's plans with respect to the nomination of new trustees at the upcoming annual meeting and as to whether and how the nominating committee intends to address the concerns raised at the meeting. A copy of the letter is filed as Exhibit 1 hereto.

Eychaner is hopeful that the concerns expressed at the meeting can be addressed in a fair and constructive manner, which is in the best interests of all shareholders. Accordingly, Eychaner intends to wait for, and thereafter evaluate, the Company's response before considering whether or not to pursue other alternatives in connection with the 1995 Annual Meeting.

Item 5. Interest in Securities of the Issues

(a) Eychaner beneficially owns 355,400 Shares representing 6.14% of the outstanding Shares.

(b) Eychaner has the sole power to vote and the sole power to dispose of 355,300 Shares. Eychaner has the shared power to vote and the shared power to dispose of 100 Shares. Newsweb Corporation has the sole power to dispose of -0- Shares. Newsweb has the shared power to vote and the shared power to dispose of 100 Shares.

(c) Eychaner purchased (i) 10,000 shares on March 9, 1995 at a price of $10-5/8 per share for a total consideration of $106,252.50; (ii) 12,800 shares on March 24, 1995 at a price of
$10-11/16 per share for a total consideration of $136,802.50; (iii) 5,000 shares on May 4, 1995 at a price of $11-5/8 per share for a total consideration of $58,125; (iv) 2,000 shares on May 24, 1995 at a price of $12 per share for total consideration of $24,002.50 and (v) 2,000 shares on May 26, 1995 at a price of $12 per share for total consideration of $24,002.50.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

A copy of the letter sent to the Company, as described under Item
4, is attached hereto as Exhibit 1.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Agreement is true, complete and correct.


Date: June 16, 1995

/s/ FRED EYCHANER
- --------------------
Fred Eychaner


NEWSWEB CORPORATION

/s/ FRED EYCHANER
- --------------------
Fred Eychaner, President